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Exhibit 99(a)(1)(0)

Contacts:	Dan Kaferle	Olivia Bellingham
	Public Relations	Investor Relations
	(631) 342-2111	(631) 342-4687
	daniel.kaferle@ca.com	olivia.bellingham@ca.com

CA ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER

ISLANDIA, N.Y., Sept. 15, 2006—CA, Inc. (NYSE: CA), one of the world's largest management software companies, announced today the preliminary results of its tender offer which expired at 5 p.m., New York City time, on September 14, 2006. In the tender offer, CA offered to purchase for cash up to 40,816,327 shares of its common stock, par value $0.10 per share, including the associated rights to purchase Series One Junior Participating Preferred Stock, Class A at a per share purchase price of not less than $22.50 nor greater than $24.50 per share, net to the seller in cash, without interest.

In accordance with the terms and conditions of the tender offer, based on a preliminary count by Mellon Investor Services LLC, the depositary for the tender offer, CA expects to accept for purchase approximately 41.2 million shares of its common stock at a purchase price of $24.00 per share, for a total cost of approximately $989 million. The preliminary count by Mellon Investor Services LLC indicates that 41.2 million shares of common stock, including shares that were tendered through notice of guaranteed delivery and shares tendered subject to conditions, were validly tendered and not validly withdrawn at prices at or below $24.00 per share.

The number of shares validly tendered and not validly withdrawn and the purchase price set forth above are preliminary and subject to verification by Mellon Investor Services LLC. The actual number of shares validly tendered and not validly withdrawn and the final purchase price will be announced promptly following the verification process. Thereafter, CA will promptly commence payment for the shares purchased in the tender offer. Any shares validly tendered and not purchased due to conditional tenders or shares tendered at a price above the per share purchase price will be returned promptly to the tendering stockholders.

The shares expected to be purchased in the tender offer represent approximately 7.3% of CA's 567,282,396 shares of common stock issued and outstanding as of August 11, 2006. As a result of the completion of the tender offer, immediately following payment for the tendered shares, CA expects that approximately 526.1 million shares of common stock will be issued and outstanding.

The dealer managers for the tender offer were Banc of America Securities LLC, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc.

About CA

CA (NYSE:CA), one of the world's largest information technology (IT) management software companies, unifies and simplifies the management of enterprise-wide IT. Founded in 1976, CA is headquartered in Islandia, N.Y., and serves customers in more than 140 countries. For more information, please visit http://ca.com.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication (such as statements containing the words "believes," "plans," "anticipates," "expects," "estimates" and similar expressions) constitute "forward-looking statements." A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the risks and uncertainties associated with the CA deferred prosecution agreement with the United States Attorney's Office of the Eastern District, including that CA could be subject to criminal prosecution or civil penalties if it violates this agreement; the risks and uncertainties associated with the agreement that CA entered into with the

Securities and Exchange Commission ("SEC"), including that CA may be subject to criminal prosecution or substantial civil penalties and fines if it violates this agreement; civil litigation arising out of the matters that are the subject of the Department of Justice and the SEC investigations, including shareholder derivative litigation; changes to the compensation plan of CA's sales organization may lead to outcomes that are not anticipated or intended as they are implemented, and the commissions plans for fiscal year 2007, while revised, continue to be reviewed; CA may not adequately manage and evolve its financial reporting and managerial systems and processes, including the successful implementation of its enterprise resource planning software; CA may encounter difficulty in successfully integrating acquired companies and products into its existing businesses; CA is subject to intense competition in product and service offerings and pricing and increased competition is expected in the future; if CA's products do not remain compatible with ever-changing operating environments, CA could lose customers and the demand for CA's products and services could decrease; certain software that CA uses in daily operations is licensed from third parties and thus may not be available to CA in the future, which has the potential to delay product development and production; CA's credit ratings have been downgraded and could be downgraded further which would require CA to pay additional interest under its credit agreement and could adversely affect CA's ability to borrow; CA has a significant amount of debt; the failure to protect CA's intellectual property rights would weaken its competitive position; CA may become dependent upon large transactions; general economic conditions may lead CA's customers to delay or forgo technology upgrades; the market for some or all of CA's key product areas may not grow; third parties could claim that CA's products infringe their intellectual property rights; fluctuations in foreign currencies could result in translation losses; and the other factors described in CA's Annual Report on Form 10-K for the fiscal year ended March 31, 2006. CA assumes no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of CA common stock. The solicitation of offers to buy shares of Company common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents that the Company filed with the Securities and Exchange Commission on Thursday, August 17, 2006. Stockholders should read those materials carefully because they contain important information, including the various terms of, and conditions to, the tender offer. Stockholders may obtain the offer to purchase, the letter of transmittal and related documents without charge from the Securities and Exchange Commission's website at www.sec.gov; and from the information agent, Innisfree M&A Incorporated at 877-750-9497 (U.S. & Canada) 412-232-3651 (Other countries) or 212-750-5833 (Banks & Brokers).

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Copyright © 2006 CA. All Rights Reserved. One CA Plaza, Islandia, N.Y. 11749. All trademarks, trade names, service marks, and logos referenced herein belong to their respective companies.

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CA ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER